UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              DERMA SCIENCES, INC.
                              --------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    249827106
                             -----------------------
                                 (CUSIP Number)


                                 Bruce F. Wesson
                             Senior Managing Member
                                Claudius, L.L.C.
                           610 Fifth Avenue, 5th Floor
                               New York, NY 10020
                                 (212) 218-4990
 -------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  JULY 26, 2000
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies with the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                                               Page 1 of 9 Pages

               Page 2 of 9 of the initial Schedule 13D pertaining to the Common Shares of Derma Sciences, Inc., a Pennsylvania corporation, filed with the Securities and Exchange Commission ("SEC") on February 6, 1998 for an event on January 23, 1998 and subsequently amended on September 18, 1998 by Amendment No. 1 and on August 24, 1999 by Amendment No.2, and on January 10, 2000 by Amendment No. 3, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.   249827106                   PAGE  2  OF  9  PAGES
          -------------                      ---    ---
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Galen Partners III, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)[ ]
                                                                 (b)[X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY
-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)                                  [ ]
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER

      SHARES                           2,703,159 (see Item 5(a))
                    -----------------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER

    OWNED BY                           0
                    -----------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER

   REPORTING                           2,703,159
                    -----------------------------------------------------------
   PERSON WITH        10    SHARED DISPOSITIVE POWER

                                       0

-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               2,703,159
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                             [ ]

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               61.8%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                               PN
-------------------------------------------------------------------------------

               Page 3 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.   249827106                   PAGE  3  OF  9  PAGES
          -------------                      ---    ---
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Galen Partners International III, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                 (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)          [ ]
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER

      SHARES                           244,683 (see Item 5(a))
                    -----------------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER

    OWNED BY                           0
                    -----------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER

   REPORTING                           244,683
                    -----------------------------------------------------------
   PERSON WITH        10    SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               244,683
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                            [ ]

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.60%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                               PN
-------------------------------------------------------------------------------

               Page 4 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.   249827106                   PAGE  4  OF  9  PAGES
          -------------                      ---    ---
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Galen Employee Fund III, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                  (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)          [ ]
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER

      SHARES                          11,071 (see Item 5(a))
                    -----------------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER

    OWNED BY                           0
                    -----------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER

   REPORTING                          11,071
                    -----------------------------------------------------------
   PERSON WITH        10    SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              11,071
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                            [ ]

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               0.25%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                               PN
-------------------------------------------------------------------------------

               The first paragraph of Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

               "This statement covers a total of 2,994,786 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"). The Reporting Persons (as defined in Item 2 hereof) as of the date hereof hold an aggregate of (i) 125,000 shares of Series A Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series A Preferred Shares"), which as of the date hereof are convertible into an aggregate of 125,000 shares of Common Stock, (ii) 416,667 shares of Series B Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series B Preferred Shares"), which as of the date hereof are convertible into an aggregate of 416,667 shares of Common Stock,
               (iii) 500,000 shares of Series C Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series C Preferred Shares"), which as of the date hereof are convertible into an aggregate of 500,000 shares of Common Stock, (iv) 412,500 Warrants which as of the date hereof may be exercised for an aggregate of 485,294 shares of Common Stock, (v) Convertible Bonds due August 15, 2000 (the "August 15 Convertible Bonds") which are presently convertible into (x) 75,000 shares of Series C Convertible Preferred Stock, which as of the date hereof would be presently convertible into an aggregate of 43,635 shares of Common Stock and (y) 75,000 warrants which as of the date hereof would be presently exercisable for an aggregate of 43,635 shares of Common Stock, (vi) Convertible Bonds due December 31, 2000 (the "December 31 Convertible Bonds") which are presently convertible into (x) 444,444 shares of Series D Convertible Preferred Stock, $0.01 par value per share (the "Series D Preferred Shares"), which as of the date hereof, would be presently exercisable for an aggregate of 444,444 shares of Common Stock and (y) 444,444 warrants which as of the date hereof, would be presently exercisable for an aggregate of 444,444 shares of Common Stock and (vii) 2,458,334 warrants (together with the warrants in clauses (iv), (v) and (vi) above, the "Warrants"), which as of the date hereof may be exercised for an aggregate of 491,667 shares of Common Stock. The Common Stock, Series A Preferred Shares, Series B Preferred Shares, August 15 Convertible Bonds, Series C Preferred Shares, December 31 Convertible Bonds, Series D Preferred Shares and Warrants are referred to herein, collectively, as the "Securities".

               The second paragraph of Item 3 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

               "75,000 of the Series A Preferred Shares and the 75,000 of the Warrants were acquired by the Reporting Persons through the conversion, effected on or about January 23, 1998, of certain Convertible Debentures due 1998 of the Issuer ("The Series A Debentures"). The Reporting Persons acquired Series A Debentures in an aggregate principal amount of $300,000 for $300,000 in cash. The remaining 50,000 shares of the Series A Preferred Shares were acquired through converting 50,000 shares of Common Stock, which were previously acquired by the Reporting Persons at a purchase price of $5.00 per share for an aggregate amount of $250,000 in cash, into an equal number of shares of Series A Preferred Stock. The Series B Preferred Shares and 2,083,334 of the Warrants were acquired by the Reporting Persons through the conversion, effected on or about September 9, 1998, of certain Convertible Debentures due 1998 of the Issuer ("The Series B Debentures"). The Reporting Persons acquired Series B Debentures in an aggregate principal amount of $2,500,000 for $2,500,000 in cash. The Reporting Persons acquired the August 15 Convertible Bonds in an aggregate principal amount of $400,000 for $400,000 in cash. The Reporting Persons acquired the December 31 Convertible Bonds in an aggregate principal amount of $450,000 for $450,000 in cash. 500,000 of the Series C Preferred Shares and 412,500 of the Warrants were acquired by the Reporting Persons through the conversion, effected on or about July 26, 2000, of certain of the August 15 Convertible Bonds of the Issuer. Each Reporting Person paid its pro rata share of the acquisition price of the Securities based upon the number of Common Shares, Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, August 15 Convertible Bonds, December 31 Convertible Bonds and Warrants it received."

               Item 5, subpart (a) of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

               (a) Each Reporting Person owns or has the right to acquire the number of securities shown opposite its name:

============== ================= ================ =============== ==============

     (1)              (2)               (3)             (4)            (5)
-------------- ----------------- ---------------- --------------- --------------
               Number of
               Shares of         Number of
               Common Stock      Shares of
               into which        Common Stock                     Percentage of
               Series A,         which may be                     Outstanding
               Series B, Series  acquired                         Shares of
               C and Series D    pursuant to      Total of        Common Stock
Reporting      Preferred Stock   exercise of      Columns (2)     (see Note
Person         is Convertible    Warrants         and (3)         below)
============== ================= ================ =============== ==============
Galen             1,397,522         1,305,637        2,703,159       61.88%
-------------- ----------------- ---------------- --------------- --------------
Galen Intl          126,500           118,183          244,683        5.60%
-------------- ----------------- ---------------- --------------- --------------
GEF                   5,724             5,347           11,071        0.25%
-------------- ----------------- ---------------- --------------- --------------
   Total          1,529,746         1,429,167        2,958,913       67.73%
============== ================= ================ =============== ==============


               Note: The percentages shown in each row of column (5) were calculated, for each respective row, by (i) adding the total in the bottom row of column (4) to 1,409,272 (the number of shares of Common Stock outstanding as of March 31, 2000, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter then ended (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column (4) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date:  August 7, 2000                   GALEN PARTNERS III, L.P.
                                        By:  Claudius, L.L.C.



                                        By: /s/ Bruce F. Wesson
                                           -------------------------------------
                                        Managing Member



                                        GALEN PARTNERS
                                        INTERNATIONAL III, L.P.
                                        By:  Claudius, L.L.C



                                        By: /s/ Bruce F. Wesson
                                           -------------------------------------
                                        Managing Member



                                        GALEN EMPLOYEE FUND III, L.P.
                                        By:  Wesson Enterprises, Inc



                                        By: /s/ Bruce F. Wesson
                                           -------------------------------------
                                        President



[Signatures continued on next page.]

                                        CLAUDIUS, L.L.C.


                                        By: /s/ Bruce F. Wesson
                                           -------------------------------------
                                             Managing Member


                                        WESSON ENTERPRISES, INC.


                                        By: /s/ Bruce F. Wesson
                                           -------------------------------------
                                             President


                                        WILLIAM R. GRANT


                                        By: /s/ Bruce F. Wesson
                                           -------------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact


                                        BRUCE F. WESSON

                                         /s/ Bruce F. Wesson
                                        ----------------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact


                                        L. JOHN WILKERSON


                                        By: /s/ Bruce F. Wesson
                                           -------------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact


                                        DAVID JAHNS


                                        By: /s/ Bruce F. Wesson
                                           -------------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact


                                        SRINI CONJEEVARAM


                                        By: /s/ Bruce F. Wesson
                                           -------------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact


                                        ZUBEEN SHROFF


                                        By: /s/ Bruce F. Wesson
                                           -------------------------------------
                                             Bruce F. Wesson, Attorney-In-Fact